Exhibit 99.6

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

 To Sprott Asset Management LP (the "Manager"), the Trustee and the Unitholders of the Sprott Physical Silver Trust

We have audited the accompanying financial statements of Sprott Physical Silver Trust, which comprise the statements of financial position as at December 31, 2011 and 2010, and the statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2011 and the period from October 28, 2010 to December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Sprott Physical Silver Trust as at December 31, 2011 and 2010, and its financial performance and its cash flows for the year ended December 31, 2011 and the period from October 28, 2010 to December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sprott Physical Silver Trust's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2012 expressed an unqualified opinion on Sprott Physical Silver Trust's internal control over financial reporting.

March 30, 2012 Toronto, Canada	/s/ Ernst &Young LLP Chartered Accountants Licensed Public Accountant

Sprott Physical Silver Trust

Audited financial statements

December 31, 2011

Sprott Physical Silver Trust Statements of comprehensive income

	For the year ended December 31, 2011	For the period from October 28, 2010* to December 31, 2010
	$	$
Income
Unrealized gains/(losses) on silver bullion	(68,538,973)	147,691,772
	(68,538,973)	147,691,772
Expenses
Management fees (note 11)	3,551,302	487,640
Harmonized Sales Tax	565,687	78,256
Bullion storage fees	621,564	70,400
Audit fees	213,149	18,369
Listing and regulatory filing fees	105,095	1,754
General and administrative	89,630	10,171
Independent Review Committee fees	14,071	11,068
Legal fees	50,746	1,670
Trustee fees	5,787	835
Other expenses	1,809	64
Net foreign exchange losses	4,676	316
	5,223,518	680,543
Realized gains/(losses) on investments
Net realized losses on investments	–	–
Net income/(loss) for the period	(73,762,491)	147,011,229
Other comprehensive income	–	–
Total comprehensive income/(loss) for the period	(73,762,491)	147,011,229
Basic and diluted income/(loss) per Unit (note 9)	(1.28)	2.59

*	Date of Trust's initial public offering

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

/s/ ERIC SPROTT	/s/ STEVEN ROSTOWSKY
Eric Sprott	Steven Rostowsky
Director	Director

Sprott Physical Silver Trust Statements of financial position

	As at December 31, 2011	As at December 31, 2010
	$	$
Assets
Cash (note 6)	557,138	41,004,322
Silver bullion	620,876,086	689,414,648
Prepaid assets	252,370	–
Total assets	621,685,594	730,418,970
Liabilities
Due to Broker	–	34,755,577
Accounts payable	257,626	430,963
Total liabilities	257,626	35,186,540
Equity
Unitholders' capital	574,970,900	575,000,000
Unit premium and reserves	2,209	–
Retained earnings	73,233,658	147,011,229
Underwriting commissions and issue expenses	(26,778,799)	(26,778,799)
Total equity (note 8)	621,427,968	695,232,430
Total liabilities and equity	621,685,594	730,418,970
Total equity per Unit	10.81	12.09

The accompanying notes are an integral part of these financial statements.

Sprott Physical Silver Trust Statement of changes in equity

	Number of Units outstanding	Unitholders' Capital	Retained Earnings	Underwriting Commissions and Issue Expenses	Unit Premiums and Reserves	Total Equity

		$	$	$	$	$
Balance at October 28, 2010*	1	10	–	–	–	10
Cancellation of Unit	(1)	(10)	–	–	–	(10)
Proceeds from issuance of Units (note 8)	57,500,000	575,000,000	–	–	–	575,000,000
Net income for the period	–	–	147,011,229	–	–	147,011,229
Underwriting commissions and issue expenses	–	–	–	(26,778,799)	–	(26,778,799)
Balance at December 31, 2010	57,500,000	575,000,000	147,011,229	(26,778,799)	–	695,232,430
Balance at December 31, 2010	57,500,000	575,000,000	147,011,229	(26,778,799)	–	695,232,430
Proceeds from issuance of Units (note 8)	–	–	–	–	–	–
Cost of Redemption of Units (note 8)	(2,910)	(29,100)	(15,080)	–	2,209	(41,971)
Net loss for the period	–	–	(73,762,491)	–	–	(73,762,491)
Underwriting commissions and issue expenses	–	–	–	–	–	–
Balance at December 31, 2011	57,497,090	574,970,900	73,233,658	(26,778,799)	2,209	621,427,968

*	Date of Trust's initial public offering

The accompanying notes are an integral part of these financial statements.

Sprott Physical Silver Trust Statements of cash flows

	For the year ended December 31, 2011	For the period from October 28, 2010* to December 31, 2010
	US$	US$
Cash flows from operating activities
Net income/(loss) for the period	(73,762,491)	147,011,229
Adjustments to reconcile net income for the period to net cash from operating activities
Unrealized (gains)/losses on silver bullion	68,538,973	(147,691,772)
Net changes in operating assets and liabilities
Increase in prepaid assets	(252,370)	–
Increase/(Decrease) in due to broker	(34,755,577)	34,755,577
Increase/(Decrease) in accounts payable	(173,748)	430,963
Net cash provided by/(used in) operating activities	(40,405,213)	34,505,997
Cash flow from investing activities
Purchase of silver bullion	–	(541,722,876)
Net cash used in investing activities	–	(541,722,876)
Cash flows from financing activities
Proceeds from issuance of Units (note 8)	–	575,000,000
Payments on redemption of Units (note 8)	(41,971)	(10)
Underwriting commissions and issue expenses	–	(26,778,799)
Net cash provided by/(used in) financing activities	(41,971)	548,221,191
Net increase/(decrease) in cash during the period	(40,447,184)	41,004,312
Cash at beginning of period	41,004,322	10
Cash at end of period (note 6)	557,138	41,004,322

*	Date of Trust's initial public offering

The accompanying notes are an integral part of these financial statements.

Sprott Physical Silver Trust
Notes to the Interim Financial Statements December 31, 2011

1. ORGANIZATION OF THE TRUST

Sprott Physical Silver Trust (the "Trust") is a closed-end mutual fund trust created under the laws of the Province of Ontario, Canada, pursuant to a trust agreement dated as of June 30, 2010, as amended and restated as of October 1, 2010 (the "Trust Agreement"). The Trust's initial public offering was priced on October 28, 2010 and closed on November 2, 2010. The Trust is authorized to issue an unlimited number of redeemable, transferable trust units (the "Units"). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the "NYSE Arca") and the Toronto Stock Exchange (the "TSX") under the symbols "PSLV" and "PHS.U", respectively.

The investment objective of the Trust is to seek to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical silver bullion without the inconvenience that is typical of a direct investment in physical silver bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical silver bullion and does not speculate with regard to short-term changes in silver prices. The Trust has only purchased and expects only to own "good delivery bars" as defined by the London Bullion Market Association ("LBMA"), with each bar purchased being verified against the LBMA source.

The Trust's registered office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

Sprott Asset Management LP (the "Manager") acts as the manager of the Trust pursuant to the Trust Agreement and management agreement with the Trust. RBC Dexia Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trust. RBC Dexia Investor Services Trust also acts as custodian on behalf of the Trust for the Trust's assets other than physical silver bullion. The Royal Canadian Mint acts as custodian on behalf of the Trust for the physical silver bullion owned by the Trust.

The financial statements of the Trust as at and for the year ended December 31, 2011 were authorized for issue by the Manager on March 30, 2012.

2. BASIS OF PREPARATION

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB" or the "Board").

The financial statements have been prepared on a historical cost basis, except for physical silver bullion and financial assets and financial liabilities held at fair value through profit or loss, that have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

2.1 Summary of Significant Accounting Policies

(i) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with the Trust's custodian, which is not subject to restrictions.

(ii) Silver bullion

Investments in silver bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards ("IAS") 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical silver bullion are accounted for on the business day following the date the order to buy or sell is executed.

(iii) Due to broker

Amounts due to broker are payables for physical silver bullion purchased that have been contracted for but not yet delivered as of the reporting date. Refer to accounting policy for Other financial liabilities for recognition and measurement.

(iv) Other financial liabilities

This category includes all financial liabilities, other than those classified at fair value through profit and loss. The Trust includes in this category management fees payable, due to brokers and other accounts payable.

(v) Share Capital

Classification of redeemable units

Redeemable units are classified as equity instruments when:

•	The units entitle the holder to a pro rata share of the Trust's net assets in the event of the Trust's liquidation;

•	The redeemable units are in the class of instruments that is subordinate to all other classes of instruments;

•	All redeemable units in the class of instruments that is subordinate to all other classes of instruments have identical features;

•	The redeemable units do not include any contractual obligation to deliver cash or another financial asset other than the holder's rights to a pro rata share of the Trust's net assets; and

•
The total expected cash flows attributable to the redeemable units over the life of the instrument are based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust over the life of the instrument.

In addition to the redeemable units having all the above features, the Trust must have no other financial instrument or contract that has:

•	Total cash flows based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust; and

•	The effect of substantially restricting or fixing the residual return to the redeemable unitholders.

The Trust continuously assesses the classification of the redeemable units. If the redeemable units cease to have all the features or meet all the conditions set out to be classified as equity, the Trust will reclassify them as financial liabilities and measure them at fair value at the date of reclassification, with any differences from the previous carrying amount recognised in equity.

(vi) Fees and commission expenses

Fees and commission expenses are recognized on an accrual basis.

(vii) Income taxes

In each taxation year, the Trust will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trust intends to distribute its taxable income to unitholders at the end of every fiscal year and therefore the Trust itself would not have any income tax liability.

(viii) Functional and presentation currency

The Trust's functional and presentation currency is the US Dollar. The Trust's performance is evaluated and its liquidity is managed in US Dollars. Therefore, the US Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Trust's financial statements requires the Manager to make judgments, estimates and assumptions that affect the amounts recognized in the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that may require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgements

In the process of applying the Trust's accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the financial statements:

Going Concern

The Trust's management has made an assessment of the Trust's ability to continue as a going concern and is satisfied that the Trust has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Trust's ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

Estimates and Assumptions

The key accounting assumptions concerning the future and other key sources of estimation uncertainty at the recording date, that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below. The Trust based its assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trust. Such changes are reflected in the assumptions when they occur.

For tax purposes, the Trust generally treats gains from the disposition of silver bullion as capital gains, rather than income, as the Trust intends to be a long-term passive holder of silver bullion, and generally disposes of its holdings in silver bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

4. CERTAIN RELEVANT STANDARDS, INTERPRETATIONS AND AMENDMENTS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective at the date of the issuance of the Trust's financial statements are listed below.

IFRS 9 Financial Instruments: Classification and Measurement: IFRS 9 as issued reflects the first phase of the Board's work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement, and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. The adoption of IFRS 9 is not expected to have a material effect on the classification and measurement of the Trust's financial assets.

In May 2011, the IASB issued the following standard which has not yet been adopted by the Trust: IFRS 13 Fair Value Measurement. The aforementioned new standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Trust has started the process of assessing the impact that the new and amended standard will have on its financial statements or whether to early adopt any of the new requirements.

5. SEGMENT INFORMATION

For management purposes, the Trust is organized into one main operating segment, which invests in physical silver bullion. All of the Trust's activities are interrelated, and each activity is dependent on the others. Accordingly, all significant operating decisions are based upon an analysis of the Trust as one segment. The financial results from this segment are equivalent to the financial statements of the Trust as a whole. The Trust's operating income is earned entirely in Canada and is primarily generated from its investment in physical silver bullion.

6. CASH AND CASH EQUIVALENTS

As at December 31, 2011, cash and cash equivalents consisted entirely of cash on deposit.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

As at December 31, 2011, due to the short-term nature of financial assets and financial liabilities recorded at cost, it is assumed that the carrying amount of those instruments approximates their fair value.

8. UNITHOLDERS' CAPITAL

The Trust is authorized to issue an unlimited number of redeemable, transferable Trust Units in one or more classes and series of Units. The Trust's capital is represented by the issued, redeemable, transferable Trust units. Quantitative information about the Trust's capital is provided in the statement of changes in equity. Under the Trust Agreement, Units may be redeemed at the option of the unitholder on a monthly basis for physical silver bullion or cash. Units redeemed for physical silver bullion will be entitled to a redemption price equal to 100% of the NAV of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical silver bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical silver bullion for Units that are being redeemed and the applicable silver storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the cost is allocated to unitholders' capital in an amount equal to the stated or assigned value of the Units and any difference is allocated to the Unit premiums and reserves account.

Net Asset Value

Net Asset Value ("NAV") is defined as the Trust's net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical silver bullion based on the end-of-day price provided by a widely recognized pricing service.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trust, the capital of the Trust as represented by the Unitholders' capital in the statement of financial position can vary depending on the demand for redemptions and subscriptions to the Trust. The Trust is not subject to externally imposed capital requirements and has no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in the Trust Agreement. The Trust may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

The Trust's objectives for managing capital are:

•	To invest and hold substantially all of its assets in physical silver bullion; and

•	To maintain sufficient liquidity to meet the expenses of the Trust, and to meet redemption requests as they arise.

Refer to "Financial risk management objectives and policies" (Note 10) for the policies and procedures applied by the Trust in managing its capital.

9. EARNINGS PER UNIT

Basic earnings per unit ("EPU") is calculated by dividing the net income for the period attributable to the Trust's unitholders by the weighted average number of units outstanding during the period.

The Trust's diluted EPU is the same as basic EPU, since the Trust has not issued any instruments with dilutive potential.

	For the year ended December 31, 2011	For the period from October 28, 2010 to December 31, 2010

Net income/(loss) for the period attributable to the Trust's redeemable units	$(73,762,491)	$147,011,229
Weighted average number of redeemable units outstanding	57,499,229	56,807,692
Basic and diluted income/(loss) per redeemable unit	$(1.28)	$2.59

10. FINANCIAL RISK AND MANAGEMENT OBJECTIVES AND POLICIES

Introduction

The Trust's objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trust's activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The process of risk management is critical to the Trust's continuing profitability. The Trust is exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk and liquidity risk arising from the silver bullion that it holds.

Risk management structure

The Trust's Investment Manager is responsible for identifying and controlling risks.

Risk mitigation

The Trust has investment guidelines that set out its overall business strategies, its tolerance for risk and its general risk management philosophy.

The discussion below clarifies the Trust's management of various risks.

Excessive risk concentration

The Trust's risk is concentrated in the value of physical silver bullion, whose value constitutes 99.9% of total equity as at December 31, 2011 (99.2% as at December 31, 2010).

Price risk

Price risk arises from the possibility that changes in the market price of the Trust's investments, which consist almost entirely of silver bullion, will result in changes in fair value of such investments.

If the market value of silver increased by 1%, with all other variables held constant, this would have increased comprehensive income by approximately $6.2 million; conversely, if the value of silver bullion decreased by 1%, this would have decreased comprehensive income by the same amount.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trust does not hedge its exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. The Trust's assets, substantially all of which consist of an investment in silver bullion, are priced in U.S. dollars. Some of the Trust's expenses are payable in Canadian dollars. Therefore, the Trust is exposed to currency risk, as the value of its liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trust, and, as such, exposure to foreign exchange risk is limited. The Trust does not enter into currency hedging transactions.

As at December 31, 2011, $262,103 (December 31, 2010: $371,479) of the Trust's liabilities were denominated in Canadian dollars.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trust primarily incurs credit risk when entering into and settling silver bullion transactions. It is the Trust's policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trust's counterparties, such as bullion dealers, by reviewing their financial statements, when available, regulatory notices and press releases. The Trust seeks to minimize credit risk relating to unsettled transactions in silver bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for silver bullion, is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trust could be required to pay its liabilities earlier than expected. The Trust is also subject to redemptions for both cash and silver bullion on a regular basis. The Trust manages its obligation to redeem units when required to do so and its overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trust. The Trust's liquidity risk is minimal, since its primary investment is physical silver bullion, which trades in a highly liquid market. All of the Trust's financial liabilities, including due to brokers, accounts payable and management fees payables have maturities of less than three months.

11. RELATED PARTY DISCLOSURES

The following parties are considered related parties to the Trust:

Investment Manager – Sprott Asset Management LP

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.45% of the value of net assets of the Trust (determined in accordance with the Trust Agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month. Total management fees for the period from January 1, 2011 to December 31, 2011 amounted to $3,551,302 compared to $487,640 for the period from October 28, 2010 to December 31, 2010.

Ownership and Other

As at December 31, 2011, the Trust's related parties included, Eric Sprott, CEO and Chief Investment Officer of the Manager and the Sprott Foundation, a charitable organization established by Mr. Sprott's family. The Sprott Foundation owned 4.59% of the units of the Trust.

All related party transactions were made at arm's length on normal commercial terms and conditions. There have been no other transactions between the Trust and its related parties during the reporting period.

12. INDEPENDENT REVIEW COMMITTEE ("IRC")

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds ("NI 81-107"), the Manager has established an IRC for a number of funds managed by it, including the Trust. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trust. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trust. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

13. SOFT DOLLAR COMMISSIONS

There were no soft dollar commissions for the year or period ended December 31, 2011 and December 31, 2010.

14. PERSONNEL

The Trust did not employ any personnel during the period, as its affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

15. EVENTS AFTER THE REPORTING PERIOD

On January 23, 2012, the Trust announced that it completed an offering of 26,450,000 transferable, redeemable units of the Trust at a price of $13.20 per unit. This includes the full exercise of the over-allotment option by the underwriters. The gross proceeds of these offerings were $349.1 million.

There were no material events after the reporting period.

16. COMPARATIVE FINANCIAL STATEMENTS

The comparative financial statements have been reclassified from statements previously presented to conform to the current period's presentation.

Corporate Information

Head Office

Sprott Physical Silver Trust
Royal Bank Plaza, South Tower
200 Bay Street
Suite 2700, PO Box 27
Toronto, Ontario M5J 2J1
Telephone: (416) 203-2310
Toll Free: (877) 403-2310
Email: ir@sprott.com

Auditors

Ernst & Young LLP
Ernst & Young Tower
P.O. Box 251, 222 Bay Street
Toronto-Dominion Centre
Toronto, Ontario M5K 1J7

Legal Counsel

Heenan Blaikie LLP
P.O. Box 2900, Suite 2900
333 Bay Street
Bay Adelaide Centre
Toronto, Ontario Canada M5H 2T4

Seward & Kissel LLP
1200 G Street N.W.
Washington, DC 20005